UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                            SEC FILE NUMBER 333-63432


[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ X ] Form 10-Q   [ ] Form N-SAR
[ ] Form N-CSR


      For Period Ended: December 31, 2004
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ATLANTIC WINE AGENCIES INC.
Full Name of Registrant

64 KNIGHTSBRIDGE
Address of Principal Executive Office

LONDON, U.K.  SW1X 7JF
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

   [ X ]       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [ X ]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, FORM 11-K, Form N-SAR or Form
               N-CSR, or portion thereof, will be filed on or before the
               fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   [   ]       (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

   Financial information to be contained in the Registrant's 10-QSB for the period ended December 31, 2004, cannot be analyzed and completed on a timely basis.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      HARRY CHAUHAN                 011-44-797-905-7242
      (Name)                        (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?\
[ ] Yes  [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ATLANTIC WINE AGENCIES INC.
                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: February 14, 2005          /s/ Harry Chauhan
                                    ---------------------------
                                    Harry Chauhan
                                    President